Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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2

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

GAS NATURAL – 9M 2006

Gas Natural 3Q 2006 presentation. Transcription of interpreters’ voices in English.

Luis Calvo (Head Investor Relations). Welcome to the presentation of the third quarter results of the year 2006. We have Mr. Rafael Villaseca here, the CEO, the Director-General of Development, Mr. Antonio Basolas and the Financial Director, Mr. Carlos Alvarez Fernández, CFO. So without any further ado, I will give the floor to the presenter. I would like to apologise first because of a technical hitch we have had. We cannot show the slides on the screen, but of course, there will be a webcast that will allow people to follow the presentation. So, I will give the floor now to Mr. Rafael Villaseca.

Rafael Villaseca (CEO). Good morning, ladies and gentlemen. I must apologise also because I have a sore throat. I might be coughing, you see, during the presentation so I apologise in advance. Due to the technical problem, well, you have a hard copy of the presentation so that you can follow my words.

On page 2, you will find the agenda of the contents of this presentation. We will start with our strategic plan, the highlights, we will analyze the results of the first nine months of the year 2006 and then we will draw a number of conclusions.

Let me now move on to page 4. We are clearly satisfied with our strategic plan and the objectives that we first set for the year. Our strategy relies on four basic pillars: the strategic plan 2004-2008 is based on the flexibility and diversification of the supply of gas, secondly, on the development of the electricity business, gas-based of course, leadership in gas distribution in Spain and Latin America and fourth, the leadership in multi-product offer in Spain. These four strategies lead to four different targets:

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

leadership in LNG and position in the upstream business reaching an installed capacity in combined-cycle plants of 4,800 megawatts, 13 million customers and two contracts per customer. These are the objectives and the figures that we are going to show you are well within along these lines. In other words, we are in the right direction in order to meet our targets.

We move on to page no. 5 now. You will find that the first strategy is the one addressed to achieving flexibility and diversification of the gas supply. We are obvious leaders of the value chain and in which we want to increase our position obviously. And in the upstream business, Gassi Touil continues to move on. Gas Natural LNG is the company that has been set up to build the liquefaction plant in Nigeria and in the next months we will give you more specific information on that project.

As to the midstream and value-added transport, the use of our fleet is very efficient, reaching utilisation levels of 97% and we manage over one million cubic metres in capacity in our methane plants. And, we have plans to build yet another one for 2009 and we have recently entered into a tender for the construction of a maximum of 11 more methane ships. As to the supply we have continued with our policy to better enhance the diversification. And then the flexibility gives us a very good position in terms of a right mix between FOB and CIF contracts.

As to the second part of our strategic plan, development of the electricity business, we are satisfied to report that we are becoming a key player, relevant player, in the generation business in Spain. This was in a strategic – a very good strategic decision. We started to build our first plant in 2002 and right now we have 2800 megawatts of installed capacity and 370, 3,000 (inaudible) in terms of wind and cogeneration power. We have multiplied the market – we have grown the market share, 9% in the ordinary Spanish market. The objective of the strategic plan was to reach 10%, so we are well focused to reach that target and the profitability results fall well within the ranges that we had defined. As to

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

the third objective, to strengthen the leadership in the distribution business – in the gas distribution business. Well, we are also on the right path.

We have increased our yield in the last 12 months and in the last years we have achieved an average of over 600,000 customers a year. As to the EBITDA, the annual accumulated average is 15% since 2003 in our distribution business. So, we have solid growth, very reasonable and growing profitability in the core business of our activity. Finally, in terms of leadership in the multi-product marketing strategy, one year ago, more or less, we set our objective. Of course, this was secondary to the objective of profitability. On the basis of reducing the electrical portfolio in the liberalised market due to the very difficult situation of the Spanish market which continues to (inaudible ……) … the regulated market and makes it very difficult for free market to exist. So, for the sake of our profitability we have reduced the portfolio of residential customers 20%. However, (inaudible) we have increased and enhanced our maintenance contractor policy. The current number of contracts is 1.5 million.

We have continued to grow (inaudible) in our commercial policy, but of course, subject to the profitability of our activities. On page 9, as you see, the environment is very complicated in terms of volatility of the price of gas, as you can see, on the left hand side of the graph – with respect to the Spanish market – it has been quite difficult. However, I think that we have really reacted very positively by implementing a number of policies. By mid last year this has proven to be very efficient both in terms of electricity and gas. Our gas portfolio has increased its profitability and the same applies to the restructuring of the electrical activities. And the same applies to gas supply and power generation. We have been to manage the market situation both in the gas and power generation market to achieve an integrated management which has yielded great profits. So, we are well in the right direction to meet our goals, our target in terms of annual EBITDA, in the first nine months of this year, the 2.5 billion EBITDA for 2008 continues to be our target and the target of 10% annual growth has amply been exceeded because we are moving at 15, at an annual 15% rate of growth. So, this is all very positive, obviously.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

The next objective is to maintain our strategic plan 2004-2008. Our unique position in gas procurement remains to be a key competitive advantage. We have become one of the key players in electricity generation in Spain. Our regulated distribution business continues to yield solid growth in Latin America and in Spain and we have restructured our portfolio of gas and electricity supply to optimise results. The final results of all this is the 26% increase in the EBITDA last year and 22% increase in net revenues. These are very positive figures indeed which confirm the relevancy of our strategy.

Let’s talk about the figures in detail now. Net profit for this year for the first nine months of the year has already reached 650 million euros which represents an increase of 22.3% over the first nine months of 2005. The growth of the EBITDA is 26% boosted by electricity and the gas supply business in Spain. As to Latin America, gas distribution has reached 280 million and the EBITDA has grown 27%. All of which has generated a cash flow which has grown 40% as a result of ordinary activities and I think this clearly reflects the strength and the very good health of our economic growth. Finally, Gas Natural recently restructured its internal organisation to adapt it to the growing liberalisation of the gas market in Spain. Over 87% of the sales of gas in Spain did take place in the liberalised market. And at the same time we wanted to manage the gas distribution in Latin America in a differentiated manner. In terms of the EBITDA and its breakdown, the maximum growth has been achieved in the electrical activities, they have doubled due to the fact that the electrical business in Spain has allowed EBITDA to grow 165% as a result of the good management of supply and procurement and the commissioning of the combined cycle plant in Cartagena.

The wholesale and the retail gas business has also grown 144.1% thanks to the liberalising measures adopted by the market and the cost policy that has been adopted which has allowed us considerable share of the gas business in Spain. All of which has produced this growth in 144%. The upstream and midstream business has grown 11% thanks to the greater usage of the fleet and the optimisation of the dollar exchange rate.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

As to the gas distribution, which continues to be our core business, this has grown nearly 12% thanks to the very strong growth in Latin America, 27%. In Italy, 24%.

The quarterly evolution of our EBITDA pending closing the accounts for this quarter, of course, allows to predict that the forecast for the year will be quite accurate. There are no reasons to believe that the trend is going to be reversed. So, we think that we will continue to move along the predicted figures. As to investment in tangible and intangible assets, they have reduced slightly over last year for two reasons, mainly: the reduction, considerable reduction, in the investment in electricity. Last year we were really at the peak of our generation thanks to the commissioning of the combined cycle plant in Cartagena. But, of course, we invested in projects that will have to be commissioned shortly. Then, we have also reduced the investment in Latin America in the distribution business due to the slowdown in our distribution activities in Mexico. We are waiting for the Mexican government to define its policy. We have high expectations, especially with respect to Mexico DF and hopefully we hope that this slowdown will not take place in future years. These are the two main reasons for the reduction in investment. As a result of the situation, there has been considerable cash flow generated and this has really put us in a very solid strong position with low leverage ratios, as you can see in this chart and this is already a trend that has been repeated in the last three quarters.

We move on now to analyze the different businesses. With respect to the distribution business, it says the gas decreased 14.5% for a number of reasons. First, the liberalisation of the market reduces sales, tariff sales. And this year the climate has been very benign. This has affected domestic market sales, lowered sales of gas to conventional power plants. All of which has decreased tariff sales 14%. However, the distribution business TPA, which is like the tariff paid for the use of our installations, has increased 8.5%. As to growth, we continue to grow in terms of points of supply. The current number is 310,000.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

As of September 30th, we have 5.3 million points of supply all over Spain representing 6.2% growth over last year. Due to the smaller consumption it is to be expected that the remuneration as a result of these sales will be reduced. For these reasons, the EBITDA of the distribution business in Spain has grown nearly 6%.

If you look at the next chart, the distribution business in Italy, EBITDA has grown here 27%. No, I am sorry, my mistake, I was on the wrong page. In Latin America, Latin America EBITDA has grown 27%. If we deduct the exchange rate, in fact, the final growth will be 21% which is quite positive. 26 million GWh is the volume and the number of points of supply was 4.9 million with growth rate in terms of number of customers is 189,000. If we break it down by countries, Brazil continues to grow strongly. EBITDA in Brazil has grown 41%, 116.7 million and sales are evolving very positively growing at an annual 10% rate. Argentina has grown 6.6%. In Colombia, turnover has grown 20%. 6% growth in EBITDA. And Mexico, the EBITDA in Mexico has grown 6% despite the drop in unit consumption. As a result of the redefinition of priorities in the energy market in Mexico but as a result of the growth in TPA and the good operational efficiency, our EBITDA in Mexico has grown 9%.

In Italy, EBITDA has grown 24% and gas distribution has decreased in terms of volume, 7% due to the climatic conditions. But despite the reduction in the sales of gas, the number of points of supply has gone up 12%. And the EBITDA has grown 24%. So, despite the adverse climate, just by implementing the practice and the know-how of the company, we have improved the EBITDA.

(In Spanish)

…Thanks to the commissioning of the Cartagena plant and the good procurement policy and also thanks to the high level of the pool prices, so we believe that it was a good strategy to combine gas and electricity. As you can see in these figures, all of which took place in an environment of strong efficiency of our electrical activities because installed

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

capacity today is around 28% of the total electricity generated and of which 28% is natural gas. So, we are leaders in the Spanish market through gas generation.

We should also say that taking into account the forecast of the Ministry for 2011, 43% of the installed capacity will correspond to combined cycle. And I would also like to say, as you can see on the right of the graph, that the operation of our combined cycles is still having a leading position in Spain. We have 5,000 hours of operation. Our closest competitor is much, has a much lower position. So, we are the leaders in electrical generation in Spain through gas and we have always believed in this policy and we were pioneers in this policy and now we are reaping what we have sown.

Regarding the activities of up and midstream, EBITDA has increased by 11%. Our gas pipe is being less used for several reasons but this is offset by an increased use of the tanker fleet. The Gassi Touil project is still underway, of course. And, in May last year we created a company which is going to be developing the liquefaction plant. And in Italy, we have two regasification projects. And the corresponding authorities are going to make the corresponding decisions very soon.

Regarding our wholesale and retail business, our EBITDA has increased by 144%, no less as a consequence of the reorganisation of our commercial policy. This started a year ago as a result of the liberalisation of the market and of the need to transfer to the market the new prices of energy, particularly of gas which the world is using at present. This policy has been very fruitful because it has managed to optimise our gas portfolio which still has very high market share. In a market which is advancing towards liberalisation. Over 87% of sales in Spain this year correspond to the fully liberalised market. This is, of course, in contrast with what is happening with the electrical market.

Regarding the conclusions, we want to remain efficient and efficacious in the management of the whole of the gas chain from the up and midstream business to the distribution and supply. And, we want to achieve in this way the objectives which were

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

included in our strategic plan until 2008. We are still going to work in integrated projects, developing and optimising the management of our liquefied gas fleet.

We are still going to work in the electrical business through the generation, through gas, optimising our commercial portfolio of gas and electricity through our powerful brand and our powerful organisation and sustaining solid and profitable growth of the distribution business and all of this will be done in a healthy way, that is, through cash generation which will make it possible for us to tackle the future projects which might come in our way. This was the presentation of the results for the third quarter and I would be more than willing to answer any questions you may have.

Luis Calvo

… I will start with the questions from the floor here and then we will answer the questions on the telephone and finally, we will answer the questions which come to us through our web page. So, we will start with the questions from the floor here. Yes, Alejandro.

Alejandro Vigil from Citigroup

I am Alejandro Vigil and I have three questions. One of them relates to the situation of Endesa, once the E.ON offer has materialised – what is the position of Gas Natural regarding this offer, and regarding the law suit in the commercial court in Madrid? Could you make comments on this? And the second question relates to the levels of investments you which are having vis-à-vis your plan to 2008. You mention that you are, what you have scheduled and I presume that you are going to accelerate this in the near future. And regarding the generation market, you are having good results, and this relates to probably your view about the regulatory market. What can you say about this?

Regarding the first question, it seems that the regulatory issues relating to the counter bid are now going to be resolved. There is still a few legal matters outstanding, we are still

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

waiting to see what framework is going to be implemented in which Gas Natural can decide what to do. We are at a standstill, we are in a deadlock because of the situation of the Endesa administrators. There is not much we can do at present and therefore we are waiting to see what the new developments are going to be and when things become clarified, our board of directors will make the most appropriate decisions depending on when things become clarified. There is not much more we can say. We are waiting for the proceedings to finish and we are waiting for the lawsuit started by the Endesa administrators to be resolved.

Regarding the what the Barcelona court said. Well, it is a lawsuit we launched a few months ago because there are and the judge has agreed with us. I am going to cite his very words. Apparently, this is a possible and sufficiently demonstrable fact or event. There seems to have been some use of insider information and market cartels to do with anti-monopoly laws. We have requested a series of preliminary proceedings so that the situation can be elucidated. This is very simple. This information just has to be made available to the judge who is going to study it and decide whether this use of insider information happened or not. I can just tell you what the resolution of the judge says and of course, we, well, so, I guess that this information which the judge – let’s hope that this information which the judge has requested is going to be made available to him as soon as possible. Not only for the benefit of Gas Natural but for all the shareholders involved so that we can know whether these bad practices have existed or not. We have more than reasonable doubts as the judge has affirmed. We have these doubts and therefore we trust that the different companies involved will make available to the judge all the information about this problem, so that this matter can be clarified. This is a question of importance not only for the companies involved but for the whole of the Spanish energy sector. We can’t really live with this doubt that inside information might have been used. So, we are just waiting to see what the judge has to say about this.

Regarding investment, this is basically, well, there’s normally certain time lags, but the problem is that we are comparing ourselves now with the period at which there was

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

highest level of investment, namely, the project of Cartagena. We expect that as these projects move along we will catch up with our delay.

Regarding generation we are rather expectant. The situation is really quite difficult because we still have to solve a series of problems in order to make the market credible. And, we have to put an end to the situation which is characterising the present moment and we hope that the Ministry of Industry and the authorities will take the necessary measures to allow for certain things to be solved. For example, the market should be a transparent and objective market and of course, the market prices should be recognised when, of course, this market is brought about. And, we are waiting to see what happens in this field.

Enrique Soldevila Banco Portugues Investimento.

I have an additional question about the law suit in Barcelona. Are you asking for some cautionary measure? Do you want fines for the Endesa administrators or do you want to suspend the bid of E.ON on Endesa?

Well, all of this is too premature. We want to clarify something which is very important not only for Gas Natural but also for all others that have participated in the project. The information we all know is very obvious. It is obvious that there are fears, the fears that we expressed at the court. So, this has to be elucidated and of course, the judge will decide what the consequences are. But, it is not possible that, well of course, our bid was very carefully analyzed and then after public statements regarding different information and different contents, this question of the bid by E.ON is not being dealt with, with the same rigour and with the same punctiliousness?? And so, we want all these doubts about

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

the use of insider use to be dissipated. This is very simple. It is enough for the two companies involved to make available to the judge the necessary information so that the judge can decide what measures he is going to implement.

Luis Calvo

Any further questions from the floor?

If this is not the case, we will pass on to the telephone. Questions made on the telephone.

Moderator

There are no questions in Spanish.

Luis Calvo

What about questions in English? Any questions in English?

Martin Young from Lehman Brothers

Good morning to you all. I just wanted to talk a bit about the Endesa offer. If you compare what Gas Natural has been saying to what E.ON has been saying, clearly, there is a lot more noise coming out of the E.ON camp than there has been coming out of the Gas Natural camp now for a considerable period of time. Are we therefore to infer from this that Gas Natural very much considers that their move for Endesa is likely to fail and therefore we have to concentrate on the stand alone strategy that was communicated back in 2004? And then in respect of that strategy, given that acquiring Endesa would have meant a radical shift in the size of the group, are we to expect a change in strategy from Gas Natural once the Endesa situation is resolved? Thank you.

Well, as regards the contents, the allegedly contents published by the mass media today. Well, this is something you should ask Mr Bernotat. We don’t have any more information so there is nothing for me to say about it.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Now regarding our strategy. Naturally, we still think that the integration of gas and electricity of both businesses is an excellent strategy but at any rate, we are immersed in a strategic plan 2004-2008. We have rolled up our sleeves to implement this plan and this plan will be implemented regardless of the fact that we perform corporate transactions. Gas Natural is convinced that we are perfectly capable of developing value for our shareholders with a stand alone strategy. And this is what we are doing, in spite of the takeover bid, and this is what we are still going to do. Complying with our strategic plan and of course, we will develop a new strategic plan which will continue the current one. So, we are serious that the integration of gas and electricity is a good idea but it is not the only idea and it need not be the key for the development of this company, as you can see from our results. There are of course, different horizons apart from the takeover bid which we have launched and this is what we are showing month after month and this is what we are going to be working on.

Luis Calvo

Any further questions in English?

Operator

Yes we have a question from Mr. Paul Rogers from Merrill Lynch. Mr Rogers please go ahead.

Paul Rogers from Merrill Lynch

Hi, good morning. I’ve got three questions, if I can. The first one is just on your upstream position in gas, if you can just remind me, by the end of 2008 what you expect the net change in upstream volumes to be? The second question on tax and the changes that we have seen last week. Can you tell us what impact the tax changes are going to have on you and whether there is going to be any kind of deferred tax, write-off or write back coming from tax assets and liabilities on the balance sheet? And, apologies, but I just want to revisit the M&A situation. Can you just talk about whether you have had contact

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

with other parties in Iberia, namely, the Portuguese government, EDP or any other player? I realise everybody talks to everybody at the moment but I just like some detail or confirmation. Thanks.

The first issue regarding the upstream business. Well, we thought to develop our Gassi Touil project in 2009. We had an accident to do with perforation recently and this will delay things probably. And there is no doubt that in the upstream projects, all of these projects are the framework of high investment costs and high gas costs. Therefore, all our upstream projects are set within the same policy. We would like to have 15% of our procurement in integrated project and the development of all of this at present is stressing and influencing everything because all oil and gas operations are increasing their costs in the upstream field. And, therefore, we are working hard on all our projects on the basis, we are working with landscape of an increase in costs throughout the world and we are also exploring commercial opportunities. We are working very hard in order to maintain the profitability of the project. That is our goal. The Algerian government has changed the law. Yes, but our project, the Gassi Touil project has some specificities which tell it apart from the legal framework because we have a specific case in Algeria. We have a partnership with Sonatrach there. Therefore, the volumes are already adapted to a certain progressiveness. These are the gas volumes and therefore the results. As we still haven’t got any formal agreement or any formal information - but we trust, we believe that the fiscal regulations in Algeria have to do with the old perforations, the old implementations but not with Gassi Touil. We will look at this in the following month but the basic formula already incorporated this progressivity.

Regarding the contacts you mentioned, our company has not started negotiations leading to any corporate transaction. Of course, this company did study different possibilities but we are not at present conceiving any corporate operation with any party.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Luis Calvo

We have two people who want to ask questions in Spanish over the telephone, so we will listen to the first question.

Operator

The first question will be asked by Mr. Daniel Lacalle from Citadel Investments. Please ask your questions sir.

Daniel Lacalle from Citadel Investments

Good morning everybody. I wanted to ask a question about the upstream again. You mentioned the opportunities in Nigeria. What level of CAPEX are you expecting in Nigeria? We have recently seen Royal Dutch Shell said you had certain problems. They had certain problems, certain social problems in Nigeria, production problems. So what is your project and what are the opportunities you expect in Nigeria regarding investment and what quantities are we talking about?

Now, in the second place, regarding the corporate opportunities that you may be envisaging. Obviously, there is a bid on Endesa which is underway. Then, there is a series of additional opportunities but it seems that the future may be more geared towards friendly transactions and probably put on paper. What decisions is the company envisaging to improve its borrowing ratio? Are you planning to do anything to improve the status of your balance sheet or will you just carry on with your investment plan as it is?

Well, regarding your first question. In Nigeria, we are still negotiating this project so there is not much I can say about that except that this would be a very significant project of about 7 to 8 bcm a year for gas but we haven’t specified the scope, the volume or the situation. We are still negotiating but these negotiations have not finished. The negotiations in this field are normally complex ones and periods are normally long.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

In Nigeria there have been indeed certain problems, unfortunately. There are normally certain problems that are associated to some producing countries and producing countries have problems. Countries which are beset with problems. But many countries are getting a good source of supply from Nigeria. We have had very successful relations with Nigeria for a long time and we are convinced that there is a possibility to have an excellent agreement for a new project in that country.

Regarding our capacity for borrowing, we, next year, we will enter the last lap of our strategic plan and we are convinced that our strategic plan is very successful and we can probably, we are sure that we can fulfill this plan and we will probably contemplate new opportunities in order to maximise the shareholder value. So, we have made the commitment, probably next year, we can plan our next horizon, that is the continuation of our 2000 plan because this plan up to 2008 will be successfully completed and then we can embark on a new plan after that.

Operator

We will go on to the next question now. The next question is going to be asked by Jose de la Rosa from UBS.

Jose de la Rosa from UBS

Hello, good morning. I will have two questions. The first is related to a question which has already been asked which affects regulatory changes in Spain. Could you be more specific as to what you believe are the main lines regarding the changes that the new team of the Ministry of Industry and the new secretary of state of energy want to implement? And my second question is related to the previous proceedings in the court in Barcelona. Could you explain to us what is the foreseeable schedule for this legal process and I would also like you to indicate to us whether at a certain moment, especially, if that

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

schedule is such that there may be a formal law suit presented after the bid by E.ON is executed. Do you contemplate any cautionary measure which may lengthen this process?

Well, let me tackle your second question first. We don’t rule out any decision, we haven’t made any decision yet. The question is very simple. It is important but simple. We are convinced and we fear that there has been use of insider information. The judge thinks that it is likely that this has happened and this is the situation. No more no less. We want to be very vigorous and respect the work of the judge and we will see whether, from the information gleaned, the judge establishes that there was a use of insider information. If this was the case, of course we will do our thing and other parties will also do what they think fit. But I think it is too early to speak about that now. And, of course, things could go fast if the affected parties, the involved parties are diligent and they make the information available to the judges as soon as possible. So, this could be done in a question of days, in a matter of days and they can probably, they can make an effort to show that we are wrong. But if they start procrastinating and if they start using legal tricks to delay the process then one might think that they are trying to hide something and because they haven’t acted in a very correct way. And if they did that, things could of course take long. But I think they should take advantage of this opportunity to leave things as clear as possible.

Secondly, there is not much I can say. We can say what we like about the regulatory framework but really the administration, the government is about to establish this regulation or this regulatory framework. I think you all know this. In the first place, they should establish a price forming system which is objective, transparent and reliable. The current system has been harshly criticised by many of, many players in the sector and by analysts and observers and it should be modified urgently. This, I believe that the government will do this to give the market credibility and to reduce the capacity that this system has to be manipulated and of course, the current situation in which over 70% of transactions are regulated. This is not tenable because this gives rise to a deficit which is very negative because it doesn’t allow companies to compete or doesn’t penalise

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

companies for not being efficient. This is very good for some companies but this is not in line with what the market should be and what European standards indicate. We are therefore demanding that there should be a real liberalisation of the market making it possible for everybody to compete on an equal footing and so that there this impossibility to compete in the free market disappears. So, we are trying to get the government to present, to bring together a real competitive market and to do away with the market obstacles which exist currently to competition. I believe that these are the two large lines that the government should act upon – clarifying things and, because up to now the sector has lacked a balance and apart from the taking stock of deficits, which in spite of having a cap, one is under the impression that the tariff, we have the tariff market, deficits, caps—these are words that can be overlapped and at the end of the day they make many companies very rich. People who sell less make more money. This is really completely absurd. It makes no sense. We are convinced that the government is going to put an end to this situation, establishing open and competitive practices.

Luis Calvo

Well, there are no more questions over the phone, so we will now proceed to read the questions that have been received in our web site.

The first comes from Antonio Cruz from Banesto and refers to the law suit in the Barcelona court. This is has already been answered.

The second comes from Raimundo Fernández Cuesta from CSFB. To what extent is the restriction of vote contained in the bylaws of Endesa an obstacle? What is the schedule for the public offering or the takeover bid in case that it goes one way or another?

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Rafael Villaseca

Well, as to the first question. The political restriction that establishes a maximum 10% of representation seems to be quite stringent especially if you want to enter into industrial partnerships with Endesa. Whoever wants to acquire Endesa or they have an industrial project, well, a number of decisions will have to be made.

As to the second question – what was the question again? What if the cautionary measures are removed? Well, if that happens, if the court decides that they are going to remove the cautionary measures and Gas Natural decides to move on – there will be an auction process, escrows, at the securities exchange commission. But of course this is all, you know, I am talking about predicting the future. We don’t know whether that is going to happen or not.

We have two questions from Jose Javier Ruiz from Paribas. The first is, how come the CNMV decided not to proceed with your law suit against Deutsche Bank?

Considering that the electrical sector has already reached its ceiling in terms of investment, where will they invest next?

Rafael Villaseca

I don’t think we have really reached the maximum level of combined cycle power generation. According to forecasts from the Ministry, the percentage of combined cycle generation will reach 45% of the ordinary power generation today which is just 26%. So, this will continue to grow. Obviously, we have not reached the limit yet for a number of years. Considerable investment will be necessary in Spain in new combined cycle plants to satisfy the demand.

As to the first question, well the CNMV the securities exchange commission, last March did not take on our request. Back in March, of course, there was not as much information as it is available today. We sent a number of official documents and public statements

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

which were not contained in the March report. And the second issue is one of jurisdiction. There is a sanctioning mechanism role played by the CNMV and the other role is the safeguard of the new practices. So, there are two clearly differentiated roles. From March to July, a considerable amount of information has been published in the media which has put us in a position to submit all of this information to the judge and I have commented on the opinions of the judge a few minutes ago.

Luis Calvo

OK, we have a number of questions from Alberto Gandolfi from JP Morgan. First, what is the forecast for the wholesale, upstream, midstream EBITDA for next year? And second, what do you expect about the regulatory framework for the gas market?

Rafael Villaseca

Well, for the next year there will be no major changes in the regulatory framework. We predict that the framework will continue to be in place. So, in 2007 the market will follow the same patterns and the same channels.

Carlos Alvarez (CFO)

As to EBITDA, well, in the upstream and midstream businesses, it is easy to predict that 80% comes from the Maghreb gas pipe. The growth is in terms of the volume of gas transported. And the second is about the possible utilisation, the degree of utilisation of the fleet. And it is quite high and will continue to be so next year. As to the wholesale market, there is a pick-up, recovery of the market as we have seen in the figures presented and this will hopefully continue within the next months. Obviously, the margins that exist in the gas market are not going to be the same as the margins of five years ago. This will be a single digit not a double digit margin but given the new framework of international prices, I think we will continue along the same lines in terms of prices and margins.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Luis Calvo

OK, the next question comes from Chris Moore [from ABN AMRO.]

First question. Am I right in thinking that you are withdrawing from the residential electricity market? What is the value that you give to your customer base? Second question, what is the condition of the gasification plants in Italy in Trieste and Taranto, when will these plants be commissioned?

Rafael Villaseca

As to the first question. It is true that we are reducing our presence in the liberalised market just like all of the other players in the market because this is not really a market. It is a really a ruin, it is not interesting to buy in the free pool and having to sell at the tariffs set by the government. This is absolutely nonsensical and I am sure that whoever is selling in that market will have other reasons to do so. Most of the companies have withdrawn very clearly from the market and we will do likewise because unless the system changes it is absolutely impossible to sell electricity in the free market in Spain.

And that is a reality, it is a fact. Gas Natural is, of course, very keen on selling electricity, and we are very confident that the new regulatory framework will find a solution to these problems so, we can regain efficiency. But it makes no sense at all having to buy energy at market prices and having to sell it at bargain prices. This is yet another asymmetry of the power market. In a free market, the difference between income and expenditure is call profit or loss. But, for the companies in the regulated market it is called deficit and this is absolutely unsustainable. But, this will end, I am sure, when it becomes a free competitive market again. Of course, Gas Natural will be more than willing to operate in the market.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

As to the Italian plants, well, currently there is a debate going on in Italy about the plants that are going to be used, etc. Well, hopefully there will be a decision by the Italian government before the end of the year. We were positioned in these two plants and we hope that these projects will see the lights. Of course, I think the schedule will be the ordinary commissioning deadline – 36 to 48 months. These are the normal deadlines for commissioning for these plants.

As to the EBITDA, for next year, the policy in the retail electricity business will have an impact on the growth of the EBITDA and in the market.

Luis Calvo

OK, the final question comes from Miguel Medina from Deutsche Bank. Not one but three questions.

First question. It deals with Argentina. When will the tariffs be raised and what is the amount of receivables, in other words, the amount of money that is being recognised as revenue and is yet pending collection?

Rafael Villaseca

Well, we hope that in Argentina sometime over next year the tariffs will be raised and implemented. As to the second part of the question, the answer is around 10 million euros.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Luis Calvo

OK, second question. The new law on hydrocarbons in Algeria, does it have any impact on EMPL?

Rafael Villaseca

On the Maghreb pipe line – no, no, none at all.

Luis Calvo

And the final question on wind power generation, there are 1,000 megawatts in development, there are a number of drafts about the new regulation on wind farms. Do you think these megawatts are feasible? According to the new regulations, will the new regulations affect the future wind farms that will be commissioned in 2007?

Rafael Villaseca

Well, I would love to answer this question but I really do not know. Hopefully, in the new framework, the new regulations will be as positive as the existing ones. I don’t know whether the new regulations will be applied retroactively. We believe that wind power will continue to be an attractive type of energy. But, of course, one of the question marks around this is the possible retroactive nature of these measures.

Luis Calvo

OK, there are no further questions, so we can now bring this Q&A session to a close. I would like now to hand it over to our CEO.

This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Rafael Villaseca

Well, I have very little else to add. I would like to thank you for your presence and well, we will meet again in three months’ time.

Thank you.

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This presentation of the 3rd Quarter 2006 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation, this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.